Exhibit 1.02

Conflict Minerals Report

Xerox Corporation

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is made by Xerox Corporation and its subsidiaries (Xerox) in compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

1.	COMPANY OVERVIEW

Xerox is the global leader in business process and document management. Its two largest operating segments are Document Technology and Services. Xerox’s Document Technology products include but are not limited to multifunction printers/copiers, scanners, and multifunction/all in one printers, digital printing equipment, production printers & digital presses, continuous feed printers, wide format printers and consumables (e.g., toner cartridges). The Services segment includes the following products: ticket vending machines, parking payment stations, automated coin machines, in-vehicle units and media information displays. These products are more fully described on our Xerox website, which can be accessed at www.xerox.com.

The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Supply Chain

Xerox is many steps removed from the mining of conflict minerals. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The 3TG smelters/refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. Xerox has conducted an analysis of our products and found that, although we do not directly purchase conflict minerals from our suppliers, Xerox purchases products, component parts and materials that contain metals, some of which contain conflict minerals. We rely on our Tier 1 suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products.

2.	DUE DILIGENCE PROCESS

2.1 Design of Due Diligence

Xerox undertook due diligence to seek to determine whether the conflict minerals used in our products were or were not “DRC conflict free.” Xerox designed its due diligence measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011 as revised) (“OECD Framework”) and related Supplements for 3TG.

2.2 Management Systems

Policy

Xerox has adopted a company policy which is posted on our website under “Chairman’s Message - Conducting business with integrity” at www.xerox.com/about-xerox/citizenship/miss-enus.html.

Internal Team

Xerox has established a management system for conflict minerals. Our management system includes a Senior Management Steering Committee sponsored by the President of Corporate Operations, who reports directly to our CEO and who is responsible for signing the Form SD, as well as senior executives from Global Procurement, Environment Health Safety & Sustainability, Internal Controls and Legal. Our team of functional subject matter experts is responsible for implementing our conflict minerals compliance strategy and the process is led by a Lean Six Sigma Black-belt employee who acts as a facilitator. Senior management is provided with updates on the program and results of our due diligence efforts on a regular basis.

Control Systems

Controls include, but are not limited to, our Employee Code of Conduct, our Supplier Code of Conduct (adopted from the Electronic Industry Citizenship Coalition (EICC) code of conduct) and a conflict minerals contract clause incorporated in our Multi-National Master Purchasing Agreement for new contracts.

Xerox is a member of the Conflict Free Sourcing Initiative (CFSI), a group assisting in the development of tools and processes to improve conflict minerals due diligence.

Because of the size of our company, the complexity of our products and the depth and breadth of our supply chain, it is difficult to identify sources upstream from our direct suppliers. As a result, Xerox has developed a supplier risk assessment process, through which the conflict minerals program is implemented, managed and monitored.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Xerox policies. This is communicated annually in our supplier ethics letter.

3.	DUE DILIGENCE RESULTS

Request information

Our due diligence measures included conducting a supply-chain survey with Tier 1 production suppliers using the EICC/Global eSustainability Initiative (GeSI) Conflict Minerals Reporting Template. The goal of this effort was to identify the 3TG smelters/refiners who contribute refined conflict minerals to Xerox components, assemblies and Original Equipment Manufacturer (OEM) Products. This Template was developed to facilitate disclosure and communication of information regarding smelters/refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters/refiners the company and its suppliers use. In addition, this template contains questions about the country of origin of any conflict minerals included in their products, and the facilities used to process these minerals, as well as supplier due diligence.

Our Tier 1 supplier survey request also included the EICC informational links on available conflict mineral and smelter information.

Survey Responses

To identify and assess risk in our supply chain, we engaged 976 suppliers, which accounted for approximately 95% of our 2013 production supply spend. We conducted a survey of these suppliers to determine whether the conflict minerals in components contained in our products were or were not DRC conflict free (as defined in the Rule). We received responses from approximately 53% of suppliers surveyed, representing greater than 75% of production supply spend incurred in 2013. We also issued two subsequent reminders for supplier survey non-responses.

The responses contained varying degrees of information regarding the names and locations of 3TG smelters/refiners which process necessary conflict minerals used in our suppliers’ products, which are ultimately incorporated into our products. We reviewed the responses and made further inquiries of our suppliers as necessary.

Smelter or Refiner Results

Through our participation in CFSI, the OECD implementation programs and requesting our suppliers to complete the survey, we have determined that seeking information about 3TG smelters/refiners in our supply chain from our suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

The majority of supplier survey responses did not completely list all the smelters/refiners used in their supply chain. For supplier surveys received which listed smelter data, we analyzed and compared the 3TG smelters/refiners against the list of smelter facilities which have received a “conflict free” designation (i.e., CFSI Conflict Free Smelter Program (CFSP) lists for 3TG) by participating in an independent third party smelter audit. For year 2013, our due diligence identified 388 smelters/refiners. The results are summarized as follows: 18% CFSP compliant; 22% CFSP participating smelters/refiners awaiting audit but not yet certified; and 60% unknown smelter status. (Note: CFSP compliance results are as of 05/21/2014). Set forth in the Appendix below is the list of CFSP compliant smelters identified by our supply chain.

The information received from our due diligence efforts from suppliers or other sources is not sufficient to determine the origin of all 3TG our products contain, whether the 3TG come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin.

Pursuant to the Rule, this report is not subject to an independent private sector audit.

In accordance with the OECD Guidance and the Rule, this report is available on our website under “Chairman’s Message - Conducting business with integrity” at http://www.xerox.com/about-xerox/citizenship/miss-enus.html.

4.	STEPS TO BE TAKEN IN 2014 TO MITIGATE RISK

Xerox plans to undertake the following steps during 2014 to improve the due diligence conducted in order to further mitigate the risk that the necessary conflict minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•	Increase the response rate of supplier surveys and improve the content of the responses by conducting supplier product filtering for 3TG (risk analysis) on products purchased. Those products likely to contain conflict minerals would be considered “high risk” and we will focus on increasing the response rate of those suppliers.

•	Provide training to our appropriate internal teams on conflict minerals and the process utilized.

•	Utilize an elevation process within our supply chain organization to obtain complete responses from the suppliers identified on the 2014 conflict minerals list.

•	Establish communication from senior management reinforcing continued support for organizational involvement in the due diligence process.

•	Continue working with CFSI, including CFSP smelter validation and supplier outreach.

•	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

APPENDIX

Table below lists compliant smelters identified by CFSP.

Metal	SMELTER NAME*
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.
Gold	AngloGold Ashanti Córrego do Sítio Minerção
Gold	Argor-Heraeus SA
Gold	Asahi Pretec Corporation
Gold	CCR Refinery – Glencore Canada Corporation
Gold	Dowa
Gold	Eco-System Recycling Co., Ltd.
Gold	Heraeus Ltd. Hong Kong
Gold	Heraeus Precious Metals GmbH & Co. KG
Gold	Ishifuku Metal Industry Co., Ltd.
Gold	Istanbul Gold Refinery
Gold	Johnson Matthey Ltd
Gold	JX Nippon Mining & Metals Co., Ltd.
Gold	Kennecott Utah Copper LLC
Gold	Kojima Chemicals Co., Ltd
Gold	LS-NIKKO Copper Inc.
Gold	Materion
Gold	Matsuda Sangyo Co., Ltd.

Gold	Metalor Technologies (Hong Kong) Ltd
Gold	Metalor Technologies SA
Gold	Metalor USA Refining Corporation
Gold	Mistubishi Materials Corporation
Gold	Mitsui Mining and Smelting Co., Ltd.
Gold	Nihon Material Co. LTD
Gold	Ohio Precious Metals, LLC
Gold	PAMP SA
Gold	Royal Canadian Mint
Gold	SEMPSA Joyería Platería SA
Gold	Solar Applied Materials Technology Corp.
Gold	Sumitomo Metal Mining Co., Ltd.
Gold	Tanaka Kikinzoku Kogyo K.K.
Gold	Tokuriki Honten Co., Ltd
Gold	Umicore SA Business Unit Precious Metals Refining
Gold	United Precious Metal Refining, Inc.
Gold	Valcambi SA
Gold	Western Australian Mint trading as The Perth Mint
Tantalum	Conghua Tantalum and Niobium Smeltry
Tantalum	Duoluoshan
Tantalum	Exotech Inc.

Tantalum	F&X Electro-Materials Ltd.
Tantalum	Global Advance Metals
Tantalum	H.C. Starck Group
Tantalum	Hi-Temp
Tantalum	JiuJiang Tanbre Co., Ltd.
Tantalum	Kemet Blue Powder
Tantalum	Mitsui Mining & Smelting
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.
Tantalum	Plansee
Tantalum	RFH Tantalum Smeltry Co. Ltd
Tantalum	Solikamsk Metal Works
Tantalum	Taki Chemicals
Tantalum	Telex
Tantalum	Ulba
Tantalum	Zhuzhou Cement Carbide
Tin	Alpha
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.
Tin	Malaysia Smelting Corp (MSC)
Tin	Mineração Taboca S.A.
Tin	Minsur
Tin	Mistubishi Materials Corporation

Tin OMSA
Tin PT Tambang Timah
Tin PT Timah
Tin PT Bukit Timah
Tin Yunnan Tin Company, Ltd.
Tin Thaisarco
Tin White Solder Metalurgia e Mineração Ltda.
Tungsten Global Tungsten & Powders Corp.

Countries of origin of the conflict minerals these smelters process are believed to include:

Angola, Argentina, Australia, Austria, Belgium, Bolivia, Burundi, Brazil, Central African Republic, Chile, China, Colombia, Cote D’Ivoire, Czech Republic, Djibouti, Democratic Republic of the Congo, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Kenya, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Netherlands, Nigeria, Peru, Portugal, Republic of Congo, Republic of Korea, Russian Federation, Rwanda, Sierra Leone, Singapore, South Africa, South Sudan, Suriname, Switzerland, Thailand, Uganda, United Kingdom, United Republic of Tanzania, United States, Zambia

*	Smelter names as reported by the CFSI as of May 21, 2014.